Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

ALEXCO RESOURCE CORP.
2300 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2.	Date of Material Change

April 13, 2006

Item 3.	News Release

The news release was issued in Vancouver, British Columbia on April13, 2006 via CCN Matthews.

Item 4.	Summary of Material Changes

See attached press release.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Elaine Sanders, Chief Financial Officer, at (604) 633-4888.

Item 9.	Date of Report

April 13, 2006

News Release –– Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States

Alexco Completes Flow-Through Private Placement

April 13, 2006 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Company”) has completed its previously announced private placement of 1,276,596 flow-through common shares at a price of $2.35 per share for gross proceeds of $3 million through Canaccord Capital Corporation. The Company has also sold on a non-brokered basis 425,532 flow-through common shares at a price of $2.35 per share for gross proceeds of $1 million.

In consideration for their services, Canaccord received a 6.5% cash commission and broker’s warrants exercisable for 82,978 non-flow-through common shares exercisable at a price of $2.35 per share until April 13, 2007.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer or Elaine M. Sanders, Chief Financial Officer, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4